SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                       (Amendment No. 1)*

                STANDARD MICROSYSTEMS CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           853626-10-9
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 17, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1 (e), 13d-1 (f) or 13d-1 (g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 13 Pages

CUSIP No. 853626-10-9       Schedule 13D             Page 2 of 13


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF              94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a)[ ]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                 1,542,506
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:            1,542,506
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH        1,542,506
     REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           9.9%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 853626-10-9       Schedule 13D             Page 3 of 13


     This Amendment No. 1 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), and the cover page thereto, filed on March 27, 1997 by Intel Corporation (the "Reporting Person"), with respect to its beneficial ownership of common stock and warrants issued by Standard Microsystems Corporation, a Delaware corporation (the "Issuer").

ITEM 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:

                 Standard Microsystems Corporation
                 80 Arkay Drive
                 Hauppauge, New York, 11788

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is
                 subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
                 State
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CUSIP No. 853626-10-9       Schedule 13D             Page 4 of 13


                 securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the securities were derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 As described in more detail in Item 4, on March 18, 1997, the Reporting Person paid $14,653,807 to acquire 1,542,506 shares and warrant to purchase 1,542,606 shares of the Issuer's Common Stock. The Reporting Person net exercised the Warrant on March 17, 2000 (as described in Item 4).

ITEM 4.   Purpose of the Transaction.

          On March 18, 1997, pursuant to a Common Stock and Warrant Purchase Agreement dated as of March 18, 1997 (the "Purchase Agreement"), the Reporting Person acquired 1,542,506 shares of the Issuer's Common Stock and a Warrant (the "Warrant") to purchase 1,542,606 shares of the Issuer's Common Stock, as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer and Reporting Person agreed to work cooperatively on the integration of new semiconductor input/output (I/O) integrated circuits into selected personal computer motherboard designs and also on a family of proprietary low-pin-count I/O devices for future applications. The shares of Common Stock subject to the Warrant were vested and immediately exercisable. The exercise price for the shares increased periodically throughout the time that the Warrant was in effect, pursuant to a schedule set forth in the Warrant. The expiration date of the Warrant was March 18, 2000.

          On March 17, 2000, the Reporting Person net exercised the Warrant in full pursuant to Section 1.3(c) of the Warrant (which allows Intel to elect to receive, without payment of any additional consideration, a number of shares equal to the value of the Warrant as of the date of exercise), and the Issuer thereupon issued

CUSIP No. 853626-10-9       Schedule 13D             Page 5 of 13


          to the Reporting Person an aggregate of 200,284 shares of the Issuer's Common Stock (the "Net Exercise Shares"). Immediately following such net exercise, the Issuer purchased the Net Exercise Shares from the Reporting Person for an aggregate purchase price of $1,927,733.50, pursuant to a Share Purchase Agreement dated as of March 17, 2000 between the Reporting Person and the Issuer (the "Share Purchase Agreement"). The execution of the Share Purchase Agreement by each of the Reporting Person and the Issuer was a condition precedent to the net exercise of the Warrant by the Reporting Person.

          The Reporting Person will continue to hold as an investment the 1,542,506 shares of the Issuer's Common Stock initially purchased on March 18, 1997.
          Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of such shares, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of such shares as an investment.

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares             1,542,506
                 Beneficially Owned:

                 Right to Acquire:            0

                 Percent of Class:            9.9 % (based upon
                                              15,581,236 shares
                                              of common stock
                                              outstanding, as
                                              reported by the
                                              Issuer in its Form
                                              10-Q for the
                                              quarter ended
                                              November 30, 1999.

          (b)    Sole Power to Vote, Direct   1,542,506
                 the Vote of, or Dispose of
                 Shares:

          (c)    Recent Transactions:         See Item 4.

          (d)    Rights with Respect to       N/A
                 Dividends or Sales
                 Proceeds:

          (e)    Date of Cessation of Five    N/A
                 Percent Beneficial
                 Ownership:

CUSIP No. 853626-10-9       Schedule 13D             Page 6 of 13


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          Pursuant to an Investor Rights Agreement dated
          March 18, 1997 between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to
          (a) registration of the Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer,
          (c) maintaining its ownership percentage in the Issuer, (d) receiving various public filings directly from the Issuer on a periodic basis, and (e) the opportunity to acquire the Issuer or certain assets of the Issuer if the Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. In addition, the Purchase Agreement contains certain restrictions on transfer of the Common Stock by the Reporting Person.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Share Purchase Agreement, dated March 17,
                      2000, between the Reporting Person and the Issuer

CUSIP No. 853626-10-9       Schedule 13D             Page 7 of 13


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 22, 2000.

                                 INTEL CORPORATION


                                      /s/F. Thomas Dunlap, Jr.
                                 By:  ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 853626-10-9       Schedule 13D             Page 8 of 13


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 853626-10-9       Schedule 13D             Page 9 of 13


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 853626-10-9       Schedule 13D            Page 10 of 13


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 853626-10-9       Schedule 13D            Page 11 of 13


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Park Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and         educational institution.
address of
corporation or         10920 Wilshire Boulevard, Suite 1835
other                   Los Angeles, CA 90024
organization in
which employment  B. University of Florida
is conducted:          226 Tigert Hall
                       PO Box 113150
                       Gainesville, FL 32610

CUSIP No. 853626-10-9       Schedule 13D            Page 12 of 13


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President; General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President; General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President, Chief Financial Officer, and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior Vice President; Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior Vice President; General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP No. 853626-10-9       Schedule 13D            Page 13 of 13


                          EXHIBIT INDEX


Exhibit No.   Document

Exhibit 1 Share Purchase Agreement, dated March 17, 2000, between the Reporting Person and the Issuer

                            EXHIBIT 1



                    SHARE PURCHASE AGREEMENT

                      Dated March 17, 2000

                    SHARE PURCHASE AGREEMENT

     This Share Purchase Agreement (this "Agreement") is entered into as of March 17, 2000 by and between Intel Corporation, a Delaware corporation ("Intel"), and Standard Microsystems
Corporation, a Delaware corporation (the "Company").

                            RECITALS

     WHEREAS, Intel is the holder of that certain Warrant to Purchase Shares of Common Stock of Standard Microsystems
Corporation, dated as of March 18, 1997 (the "Warrant"), pursuant to which Intel has the right to purchase up to 1,542,606 shares of the Company's common stock;

     WHEREAS, Intel and the Company have agreed that Intel will net exercise the Warrant pursuant to Section 1.3 of the Warrant by delivering to the Company a Common Stock Warrant Notice of Exercise in the form attached hereto as Exhibit A (the "Notice of Exercise"), as a result of which the Company will issue to Intel 200,284 shares of the Company's common stock (the "Net Exercise Shares");

     WHEREAS, Intel and the Company have agreed that immediately following the issuance of the Net Exercise Shares to Intel, the Company will purchase the Net Exercise Shares from Intel at an aggregate purchase price of $1,927,733.50, pursuant to the terms and conditions of this Agreement; and

     WHEREAS, the execution of this Agreement by each of the Company and Intel is a condition precedent to the validity and effectiveness of the Notice of Exercise delivered by Intel to the Company on the date hereof.

                            AGREEMENT

     NOW THEREFORE, in consideration of the mutual promises and covenants herein contained and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Purchase of Net Exercise Shares. Immediately following the issuance of the Net Exercise Shares to Intel pursuant to Intel's net exercise of the Warrant, (i) the Company agrees to purchase from Intel, and Intel agrees to sell to the Company, all of the Net Exercise Shares for an aggregate purchase price of $1,927,733.50 (the "Purchase Price"), and (ii) the Company will pay the Purchase Price to Intel within five (5) business days from the date hereof by delivery of a check or wire transfer to an account designated by Intel.

     2.   Representations and Warranties of the Company.

          (a) Existence and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Authorization and Validity of this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Company and, assuming due execution of this Agreement by Intel, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

     3.   Representations and Warranties of Intel.

          (a) Existence and Good Standing. Intel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Authorization and Validity of this Agreement. Intel has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Intel and, assuming due execution of this Agreement by the Company, is a valid and binding obligation of Intel enforceable against Intel in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

     4. Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Delaware applicable to agreements executed and to be performed solely within such State.

     5. Entire Agreement. This Agreement and the other documents referred to herein which form a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     6. Amendments. This Agreement may not be changed orally, but only by an agreement in writing signed by Intel and the Company.

     7. Counterparts. This Agreement may be executed in counterparts, each of which taken together shall constitute one instrument.



                    [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                  STANDARD MICROSYSTEMS CORPORATION

                  By:  /s/Eric M. Nowling

                  Name:  Eric M. Nowling

                  Title:  Vice President - Controller
                          and Chief Accounting Officer


                  INTEL CORPORATION

                  By:  /s/Ravi Jacob

                  Name:  Ravi Jacob

                  Title:  Assistant Treasurer




   [SIGNATURE PAGE TO INTEL CORPORATION/STANDARD MICROSYSTEMS
              CORPORATION SHARE PURCHASE AGREEMENT]